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Exhibit 12

RATIOS OF EARNINGS TO FIXED CHARGES

        Our consolidated ratios of earnings to fixed charges for the years ended December 31, 2010, 2009 and 2008, the Successor period from July 25, 2007 to December 31, 2007, the Predecessor period from January 1, 2007 to July 24, 2007 and the year ended December 31, 2006 are as follows:

	Successor(a)				Predecessor(a)
	Years Ended Dec. 31,
				Jul. 25, 2007 to Dec. 31, 2007	Jan. 1, 2007 to Jul. 24, 2007	Year Ended Dec. 31, 2006
(in thousands)	2010	2009	2008
Ratio of Earnings to Fixed Charges	(b)	1.03	(c)	(d)	4.92	5.05

(a)
Although ServiceMaster continued as the same legal entity after the Merger, the accompanying ratio calculation is presented for two periods: Predecessor and Successor, which relate to the period preceding the Merger and the period succeeding the Merger, respectively.

(b)
For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2010 was $20.5 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2010, fixed charges were $287.0 million.

(c)
For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the year ended December 31, 2008 was $160.2 million. For purposes of calculating our ratio of earnings to fixed charges for the year ended December 31, 2008, fixed charges were $347.2 million.

(d)
For purposes of the ratio calculation, the deficiency in our earnings to achieve a one-to-one ratio of earnings to fixed charges for the Successor period from July 25, 2007 to December 31, 2007 was $148.5 million. For purposes of calculating our ratio of earnings to fixed charges for the period from July 25, 2007 to December 31, 2007, fixed charges were $177.9 million.

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  Exhibit 12
RATIOS OF EARNINGS TO FIXED CHARGES